================================================================================


                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ____________________________

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of: October 2004

                                    001-31609
                            (Commission File Number)


                          ____________________________


                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

         Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


================================================================================

         On October 14, 2004, Telkom SA Limited ("Telkom") issued an announcement stating that all the resolutions set out in the Notice of the Annual General Meeting dated September 22, 2004 were passed by the requisite number of shareholders at the Annual General Meeting, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

         On October 14, 2004, Telkom announced that Messrs Thabo Mosololi and Lazarus Zim were appointed as non-executive directors with effect from October 15, 2004. Messrs Mosololi and Zim replace Messrs Chian Khai Tan and Jonathan Klug Snr, two Thintana Communications LLC ("Thintana") nominee directors on the Telkom Board, who will resign from the Board with effect from October 15, 2004 following the disposal by Thintana of a 14.9% shareholding in Telkom. Telkom also announced the resignation of Mr Veli Ntombela as a non-executive director. Mr Ntombela is replaced by Mr Marius Mostert, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

         On October 18, 2004, Telkom issued a Trading Statement in terms of which Telkom advised that it expects an increase of between 60%-80% in basic earnings per share and 50%-70% in headline earnings per share for the 6 month period ended September 30, 2004 from the six months ended September 30, 2003, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The announcement contains forward-looking statements regarding Telkom and Vodacom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Exhibit         Description
-------         -----------


99.1 Announcement, dated October 14, 2004, issued by Telkom, announcing that all the resolutions set out in the Notice of the Annual General Meeting, dated September 22, 2004 were passed by the requisite number of shareholders at the Annual General Meeting.

99.2 Announcement, dated October 14, 2004, issued by Telkom, announcing that Messrs Thabo Mosololi and Lazarus Zim were appointed as non-executive directors with effect from October 15, 2004. Messrs Mosololi and Zim replace Messrs Chian Khai Tan and Jonathan Klug Snr, two Thintana Communications LLC ("Thintana") nominee directors on the Telkom Board, who will resign from the Board with effect from October 15, 2004 following the disposal by Thintana of a 14.9% shareholding in Telkom. Telkom also announced the resignation of Mr Veli Ntombela as a non-executive director. Mr Ntombela is replaced by Mr Marius Mostert.

99.3 Trading statement, dated October 18, 2004, issued by Telkom, announcing that it expects an increase of between 60%-80% in basic earnings per share and 50%-70% in headline earnings per share for the 6 month period ending September 30, 2004 from the six months ended September 30, 2003.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TELKOM SA LIMITED



                                               By:  /s/ Kaushik Patel
                                               ---------------------------------
                                                        Kaushik Patel
                                                        Chief Financial Officer


Date:    October 18, 2004